OUTBACK STEAKHOUSE OF FLORIDA, INC.
SALARIED EMPLOYEES 401(K) PLAN AND TRUST

Financial Statements and Supplemental Schedules as of and for the Years Ended December 31, 1995 and 1994 and Independent Auditors' Report
OUTBACK STEAKHOUSE OF FLORIDA, INC.
SALARIED EMPLOYEES 401(K) PLAN AND TRUST

               TABLE OF CONTENTS

                                                       Page
INDEPENDENT AUDITORS' REPORT                           1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits
as of December 31, 1995 and 1994                       2

Statements of Changes in Net Assets Available
for Benefits for the Years Ended December 31,
1995 and 1994                                          3

Notes to Financial Statements                          4


SUPPLEMENTAL SCHEDULES:

Item 27a - Schedule of Assets Held for Investment
Purposes as of December 31, 1995                       9

Item 27d - Schedule of Reportable Transactions
for the Year Ended December 31, 1995                   10

Schedules not filed herewith are omitted because of the absence of conditions under which they are required

<AUDIT-REPORT>
                    DELOITTE & TOUCHE LLP
                 Certified Public Accountants
                         Suite 1200
                  201 East Kennedy Boulevard
                  Tampa, Florida 33602-5821
                  Telephone: (813) 273-8300


INDEPENDENT AUDITORS' REPORT

To the Participants of the
Outback Steakhouse of Florida, Inc.
Salaried Employees 401(k) Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Outback Steakhouse of Florida, Inc. Salaried Employees 401(k) Plan and Trust (the "Plan") as of December 31, 1995 and 1994 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1995 and reportable transactions for the year ended December 31, 1995, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

<AUDITOR>
/s/ DELOITTE & TOUCHE LLP

Tampa, Florida
April 5, 1996
</AUDIT-REPORT>

<PAGE 2>

OUTBACK STEAKHOUSE OF FLORIDA, INC.
SALARIED EMPLOYEES 401(k) PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 AND 1994

ASSETS                                 1995         1994
INVESTMENTS, AT FAIR VALUE:
Mutual Funds                           $1,204,488   $360,221
Outback Stock Fund                        900,812    197,388
Money Market Fund                         230,035    170,172
Loans to Participants                      97,553     12,007

NET ASSETS AVAILABLE FOR BENEFITS      $2,432,888   $739,788

See accompanying notes to financial statements.


<PAGE 3>

OUTBACK STEAKHOUSE OF FLORIDA, INC.
SALARIED EMPLOYEES 401(k) PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1995 AND 1994
                                       1995         1994
ADDITIONS TO NET ASSETS AVAILABLE
FOR BENEFITS ATTRIBUTED TO:

Investment income (loss):
 Interest and dividend income          $   41,886   $  8,545
 Net appreciation (depreciation)
  in fair value of investments            301,317    (35,317)

     Total investment income (loss)       343,203    (26,772)


Contributions:
 Participants'                          1,149,739    602,295
 Participants' rollovers                  252,495    168,949

     Total contributions                1,402,234    771,244

TOTAL ADDITIONS                         1,745,437    744,472



DEDUCTIONS FROM NET ASSETS AVAILABLE FOR
BENEFITS ATTRIBUTED TO:
 Benefits paid to participants             28,616
 Administrative expenses                   23,721      4,684

TOTAL DEDUCTIONS                           52,337      4,684

NET INCREASE IN NET ASSETS AVAILABLE
FOR BENEFITS                            1,693,100    739,788

NET ASSETS AVAILABLE FOR BENEFITS:

 BEGINNING OF YEAR                       739,788


 END OF YEAR                           $2,432,888   $739,788

See accompanying notes to financial statements.

<PAGE 4>

OUTBACK STEAKHOUSE OF FLORIDA, INC.
SALARIED EMPLOYEES 401(K) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

   The following description of the Outback Steakhouse of Florida, Inc. Salaried Employees 401(k) Plan and Trust
   (the "Plan"), provides only general information.
   Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   General - The Plan is a defined contribution plan established by Outback Steakhouse of Florida Inc. (the "Company") as of January 1, 1994. The Plan covers eligible salaried employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The trustee of the Plan is Investors Fiduciary Trust Company (the "Trustee").

   Eligibility - Salaried employees, excluding highly compensated, union and leased employees, who have reached the age of 18, are eligible to participate in the Plan.

   Contributions - Participants may contribute from 1% to 20% of their pre-tax annual compensation and may change this contribution percentage at anytime. Contributions to the plan are limited by any contributions made to a participant's Employer Stock Option Plan Account. Participants are permitted to make rollover contributions and/or transfer assets directly to the Plan from other qualified plans. Contributions of nonperiodic deferrals such as bonuses may also be made subject to limitations of the Plan. Total participant contributions are subject to limitations imposed by the Internal Revenue Service. The Company may contribute additional amounts at the option of the Company's board of directors. No contributions were made by the Company during the years ended December 31, 1995 and 1994.

   Vesting - Participants are immediately vested in their contributions, including rollovers, plus actual earnings thereon. Vesting in the Company's discretionary contribution, plus actual earnings thereon, is based on years of credited service. A participant is not vested in any employer contributions until they have achieved five years of credited service to the Company, at which time they will be 100 percent vested.

   Participant Accounts - Each participant's account is credited with the participant's contributions, a pro-rata share of Plan earnings and any employer contributions. Plan earnings are allocated based upon the participant's account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   Forfeitures - Forfeitures are allocated to participants as additional employer contributions.

   Payment of Benefits - Upon termination of service due to death, disability or retirement, a participant may elect to have his or her benefits paid in the form of a lump sum cash payment. In addition, under very limited circumstances, a participant may receive a financial hardship distribution. A maximum of four such withdrawals are permitted annually. At December 31, 1995 and 1994, there were no benefits due to participants.

   Participant Loans - Loans are available to active participants who maintain an account balance under the Plan provided that the minimum loan amount is $1,000.
   Such loans are collateralized by each respective participant's account and interest and principal payments are credited to the participant's account according to the then current investment choices. All loans are subject to repayment via payroll deductions over a maximum period of five years. The interest for loans will be determined as of the first day of each calendar quarter and will be at an interest rate commensurate with local prevailing rates determined by the Trustee.

   Plan Termination - Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

   Administrative Expenses - All expenses incurred in connection with the Plan's administration are paid by the Plan.

   Tax Status - The Internal Revenue Service has determined and informed the Company by a letter dated September 27, 1995, that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Accounting - The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

   Investments - Investments in mutual funds and Company stock are recorded on the trade date and carried at their quoted market value. The money market fund is recorded at cost, which approximates fair value.

   Payment of Benefits - Benefits are recorded when paid.

3. INVESTMENTS

   The Trustee invests all contributions, as well as earnings thereon, pursuant to the terms of the Plan. The Trustee has custody of all assets in the funds.

   Market value at December 31, 1995 and 1994 of those investments that represent 5% or more of the Plan's net assets as of the end of each respective Plan year is as follows:


                                                  1995        1994
   Investments at fair value as
   determined by quotedmarket prices:
    Mutual Funds:
     Fidelity Balanced Fund                       $257,174   $ 70,581
     Janus Fund                                    491,983    132,477
     T. Rowe Price International Fund              455,331    157,163
     Outback Stock Fund                            900,812    197,388

   Investment at estimated fair value:
     Money Market - Invesco Stable Value Fund      230,035    170,172

     Other                                          97,553     12,007

   Total Investments                            $2,432,888   $739,788

   The Plan's investments, (including investments bought and sold as well as held during the year) appreciated in value by $301,317 in the aggregate during the year ended December 31, 1995, and depreciated in value by $35,317 in the aggregate during the year ended December 31, 1994, as shown below.

                                                 Year Ended December 31,
                                                    1995      1994
     Net change in fair value of investments:
      Mutual funds                                  $ 96,814  $(10,397)
      Outback stock fund                             204,503   (24,920)

     Net appreciation (depreciation)                $301,317  $(35,317)

<PAGE 7>

4. SCHEDULE OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY
   SEPARATE FUND:

                                                     Year Ended December 31, 1995
                                           Outback    Fidelity               T. Rowe Price   Invesco
                                           Stock      Balanced    Janus      International   Stable Value  Participant
                                           Fund       Fund        Fund       Fund            Fund          Loans         TOTAL
   ADDITIONS TO NET ASSETS AVAILABLE
   FOR BENEFITS ATTRIBUTED TO:

   Investment income:
    Interest and dividend income                      $  7,559    $ 15,454   $  6,402        $  9,280      $  3,191      $   41,886
    Net appreciation in fair value
    of investments                         $204,503     14,532      52,441     29,841                                       301,317

      Total investment income               204,503     22,091      67,895     36,243           9,280         3,191         343,203

   Contributions:
    Participants'                           378,249    156,430     260,564    257,924          96,572                     1,149,739
    Participants' rollovers                 112,887     30,206      26,036     47,068          36,298                       252,495

      Total contributions                   491,136    186,636     286,600    304,992         132,870                     1,402,234

   TOTAL ADDITIONS                          695,639    208,727     354,495    341,235         142,150         3,191       1,745,437

   DEDUCTIONS FROM NET ASSETS AVAILABLE
   FOR BENEFITS ATTRIBUTED TO:

   Benefits paid to participants              6,987      5,273       4,294      5,464           6,598                        28,616
   Administrative expenses                    7,773      3,016       5,214      4,755           2,963                        23,721

   TOTAL DEDUCTIONS                           14,760      8,289      9,508     10,219           9,561                        52,337

   TRANSFERS                                  22,545    (13,845)    14,519    (32,848)        (72,726)       82,355

   NET INCREASE IN NET ASSETS AVAILABLE
   FOR BENEFITS                              703,424    186,593    359,506    298,168          59,863        85,546       1,693,100

   NET ASSETS AVAILABLE FOR BENEFITS:

   BEGINNING OF YEAR                         197,388     70,581    132,477    157,163         170,172        12,007         739,788

   END OF YEAR                              $900,812   $257,174   $491,983   $455,331        $230,035       $97,553      $2,432,888


   ADDITIONS TO NET ASSETS AVAILABLE
   FOR BENEFITS ATTRIBUTED TO:

   Investment income (loss):
    Interest and dividend income                       $    817   $  2,540   $  1,447           3,292       $   449      $    8,545
    Net depreciation in fair value
    of investments                          $(24,920)    (2,191)    (2,940)    (5,266)                                      (35,317)

      Total investment (loss) income         (24,920)    (1,374)      (400)    (3,819)          3,292           449         (26,772)

   Contributions:
    Participants'                            181,503     71,218    127,880    153,052          68,642                       602,295
    Participants' rollovers                   29,239     15,844     15,844     14,397          93,625                       168,949

      Total contributions                    210,742     87,062    143,724    167,449         162,267                       771,244


   TOTAL ADDITIONS                           185,822     85,688    143,324    163,630         165,559           449         744,472

   DEDUCTIONS FROM NET ASSETS AVAILABLE
   FOR BENEFITS ATTRIBUTED TO -
   Administrative expense                     (1,451)      (523)      (870)    (1,030)           (810)                       (4,684)

   TRANSFERS                                  13,017    (14,584)    (9,977)    (5,437)          5,423        11,558

   NET INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS                    197,388     70,581     32,477    157,163         170,172        12,007         739,788

   NET ASSETS AVAILABLE FOR BENEFITS:
     END OF YEAR                            $197,388   $ 70,581   $132,477   $157,164        $170,172       $12,007      $  739,788

<PAGE 9>

OUTBACK STEAKHOUSE OF FLORIDA, INC.
SALARIED EMPLOYEES 401(k) PLAN AND TRUST

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995

Party in                                     Description of
Interest  Description of Asset               Investment          Cost         Current Value
Yes       Outback Stock Fund                 Common stock        $  727,300   $  900,812
No        Invesco Stable Value Fund          Money market           230,035      230,035
No        Fidelity Balanced Fund             Pooled mutual          244,881      257,174
No        Janus Fund                         Pooled mutual          453,014      491,983
No        T. Rowe Price International Fund   Pooled mutual          444,274      455,331
          Loans to Participants              1-5 years, 7.25%-
                                             9% interest rate        97,553       97,553

                                                                 $2,197,057   $2,432,888

Employer Identification Number: 59-3061413
Plan Number:  002

<PAGE 10>

OUTBACK STEAKHOUSE OF FLORIDA, INC.
SALARIED EMPLOYEES 401(k) PLAN AND TRUST

ITEM 27d -  SCHEDULE OF REPORTABLE TRANSACTIONS
AS DEFINED BY SECTION 2520.103-6 OF THE DEPARTMENT OF LABOR'S
RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE
UNDER THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974
YEAR ENDED DECEMBER 31, 1995
                                                                                                            Current Value
                                                                                                            of Asset on
                                                                      Purchase     Sales        Cost of     Transaction     Gain/
Identity of Party Involved            Description of Asset            Price        Price        Asset       Date            (Loss)
Series of transactions-

  Investors Fiduciary Trust Company   Outback Stock Fund              $599,774                  $599,774    $599,774
                                                                                   $100,852       96,925     100,852        $3,297
  Investors Fiduciary Trust Company   Fidelity Balanced Fund            202,872                  202,872     202,872
                                                                                     30,810       30,390      30,810           420
  Investors Fiduciary Trust Company   Janus Fund                        348,517                  348,517     348,517
                                                                                     31,654       30,822      31,654           832
  Investors Fiduciary Trust Company   T. Rowe Price International Fund  338,667                  338,667     338,667
                                                                                     63,248       64,662      63,248        (1,414)
  Investors Fiduciary Trust Company   Invesco Stable Value Fund         178,319                  178,319     178,319
                                                                                    118,458      118,458     118,458

Single transactions-

  Investors Fiduciary                 Outback Stock Fund                 68,932                   68,932      68,932


Employer Identification Number: 59-3061413
Plan Number: 002

<PAGE 11>
                              SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  PLAN ADMINISTRATOR

                                  OUTBACK STEAKHOUSE OF FLORIDA, INC.


                                  By:  /s/ Chris T. Sullivan
                                       Chris T. Sullivan, Chairman

Dated:  July 15, 1996